VoIP-Pal.com Inc.

10900 NE 4th Street, Suite 2300

Bellevue, WA 98004

June 14, 2016

Mr. Larry Spirgel

Assistant Director

AD Office 11 - Telecommunications

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

RE:

VoIP-Pal.Com Inc.

Form 10-12G

Filed April 22, 2016

File No. 000-55613

Dear Mr. Spirgel:

The letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to VoIP-Pal.com Inc. (the “Company”, “we” or “us”) dated May 19, 2016.

We hope this letter is responsive to your comments and requests for information. The Company’s goal is to resolve these outstanding comments in a manner that is acceptable to the Staff.

Our responses utilize the same captions contained in the SEC’s letter, and are numbered to correspond to the numbers assigned in such letter. For your convenience, our responses are prefaced by the Commission’s corresponding comment.

General

1.	Please be advised that your registration statement will automatically become effective sixty days after filing, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

Larry Spirgel

June 14, 2016

Response:

We acknowledge that our registration statement will become effective sixty days after filing, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. We further acknowledge we will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if comments have not been cleared. At this time, we do not wish to withdraw our registration statement.
2.	Please revise, as applicable, to disclose whether the company is an Emerging Growth Company as defined under the JOBS Act, and whether the company intends to rely upon the various exemptions available to companies meeting that definition.

Response:

We have revised the registration statement to disclose that we are an Emerging Growth Company as defined under the JOBS Act, and we have disclosed that we intend to rely upon the various exemptions available to companies meeting that definition. This disclosure can now be found under Item 1. Business in the section titled Emerging Growth Company Status.

Business, page 3

3.	We note that your patents provide the means to integrate VoIP services with any of the legacy telecommunications systems. We further note your disclosure on page 4 that limits the application of your patents to Telco systems. Please explain this apparent inconsistency or advise.

Response:

We have thoroughly reviewed our registration statement in light of the above comment, and we have concluded that your inquiry is related to the following statement on pages 3 and 4:

Voip-Pal inventions described in these patents provide the means to integrate VoIP services with any of the Telco systems to create a seamless service using either Legacy telephone numbers of IP addresses, and enhance the performance and value of VoIP implementations worldwide.

This language was not intended to limit the application of the Voip-Pal inventions to legacy telephone companies, but we acknowledge a typographical error that perhaps created the misperception. To make the inclusion suggested by the use of the words “any” and “either” the sentence should have read “or” and not “of” IP addresses. The term “or” would appropriately suggest the inventions allow integration with any systems offered by companies that use “either Legacy telephone numbers [or] IP addresses, and enhance the performance and value of VoIP implementations worldwide.” We have made the appropriate correction in the registration statement.

Larry Spirgel

June 14, 2016

4.	We note that the USPTO has issued your company ten patents. Please provide a range of expiration dates in your business discussion. Further, please provide the expiration date for each patent beginning on page 4. Please refer to Item 101(h)(4)(vii) of Regulation S-K.

Response:

We have revised the registration statement to include a table indicating the expiration dates of the patents.

Liquidity and Capital resources, page 6

5.	We note that you have incurred net losses as a result of acquiring, developing and testing VoIP-related technology. Please disclose the estimated amount you have spent on research and development activities during each of the last two fiscal years. Please refer to Item 101(h)(4)(x) of Regulation S-K.

Response:

We have added a section entitled “Amount Spent on Research and Development” under Item 1 to include the information required by Item 101(h)(4)(x) of Regulation S-K.
6.	We note your disclosure on page 7 that you have issued stock-based compensation to officers, directors, and other key consultants. Please disclose the total employees and number of full-time employees in your company. Please refer to Item 101(h)(4)(xii) of Regulation S-K.

Response:

We have updated the registration statement to clarify that we have one full time employee.

Security Ownership of Certain Beneficial Owners and Management, page 8

7.	We note your footnote disclosure that Digifonica Intellectual Properties holds shares in trust for Mr. Malak and Mr. Candy. Please identify the person or persons who have sole or shared voting or investment power over the securities held by Digifonica Intellectual Properties. Please refer to Item 403 of Regulation S-K and Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations https://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Larry Spirgel

June 14, 2016

Response:

We have updated the beneficial ownership table with information regarding the person who has sole voting power over the securities held by Digifonica Intellectual Properties as required by Item 403 of Regulation S-K.

Exhibits

8.	Please note that the share purchase agreement between your company and Digifonica appears to be a material contract that should be included as an exhibit to the registration statement. Please refer to Item 601 of Regulation S-K.

Response:

The registration statement has been updated to include a copy of the share purchase agreement with Digifonica.

Please feel free to contact me if I can provide any further information related to this filing or the Company.

Sincerely,

  /s/ Barry Lee

Barry Lee

Chief Financial Officer